"Exemption No. 82-3998"

Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

02055426

02 OCT 25 AM 9:29

SUPPL

Ref.:
Rune Helland, +47 22 54 44 11
Erik Thuestad, +47 22 54 44 25

Date: 14.10.2002

ORK – Trade subject to notification

Orkla's Financial Investements area has in the pre-trade session on 14 October 2002 bought 85,902 shares in Elkem ASA at a price of NOK 180 per share. After this transaction Orkla including subsidiaries owns 18,135,910 Elkem shares, representing 36.8% of the share capital.

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